Mail Stop 3-9
                 December 7, 2004

Brett R. Chapman, Esq.
General Counsel
WH Holdings (Cayman Islands) Ltd.
P.O. Box 309GT
Ugland House, South Church Street
George Town, Grand Cayman, Cayman Islands

Re:	WH Holdings (Cayman Islands) Ltd.
	Amendment No. 4 to
	Registration Statement on Form S-1
	File Number 333-119485

Dear Mr. Chapman:

      We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
S-1/Amendment No. 4

Business, page 70

1. We note your response to comment 8 of our letter dated November 29, 2004 and the prospectus disclosure appearing in Amendment No. 4 to the registration statement. With respect to the discussion on page 70 concerning your product development efforts, please also disclose that, unlike drug products that must be proven safe and effective for their intended use before marketing, there are no provisions in the law for the FDA to "approve" dietary supplements for safety or effectiveness before they reach the consumer.

Product Development, page 78

2. We note your response to comment 15 and the associated revisions to the prospectus. With respect to your disclosure of $254,000 in fixed costs for the clinical studies at UCLA, please explain why such amount was given as $420,000 in your response 78 of your previous letter of November 9, 2004.

*	*	*

      As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Frank Wyman at (202) 942-2851 or Lisa
Vanjoske
(202) 942-1972 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Greenspan at (202) 942-2974 or me with any other questions.

Sincerely,



Jeffrey Riedler
Assistant Director


cc:	Jonathan K. Layne, Esq.
Gibson, Dunn & Crutcher LLP
	2029 Century Park East
	Los Angeles, CA 90067

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Brett R. Chapman, Esq.
WH Holdings (Cayman Islands) Ltd.
Page 1 of 2
December 7, 2004